UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1175596

As at July 26, 2010

AMARC RESOURCES LTD.
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ronald W. Thiessen
President & CEO

Date: July 26, 2010

Print the name and title of the signing officer under his signature

800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6
www.amarcresources.com

AMARC GEOPHYSICAL SURVEY IDENTIFIES SIGNIFICANT NEW
BULK TONNAGE GOLD TARGET AT THE NEWTON PROJECT

July 26, 2010 Vancouver, BC - Amarc Resources Ltd. ("Amarc", the "Company") (TSX Venture: AHR; OTCBB: AXREF) is pleased to provide an update on its exploration activities at the Newton bulk tonnage gold project, located in south-central British Columbia ("BC").

Initial results received from the 2010 surface program at Newton have identified significant new mineral potential on the property proximal to the area of Amarc's 14-hole discovery diamond drill program, completed in late 2009. Best intercepts from the 2009 drilling include 189 metres grading 1.56 g/t gold, including 141 metres grading 2.01 g/t gold in hole 9004 and 138 metres grading 0.74 g/t gold, including 63 metres grading 1.17 g/t gold in hole 9014 (further results in Amarc release dated January 19, 2010).

An Induced Polarization ("IP") ground geophysical survey has defined a substantial target that extends some 400 metres north-south by 1,500 metres west-east and is open in all directions. The new IP anomaly, which is located approximately 450 metres south of Amarc's discovery drilling at Newton, was not identified by historical IP surveys. Limited outcrop in the target area suggests the presence of favorable host rocks, as encountered in the 2009 drill program. Two historical drill holes, located immediately to the north of the new target, returned very broad intervals of highly anomalous gold, including 115 metres at 0.17 g/t gold in hole 82-03 and 128 metres at 0.25 g/t Au and 18 metres at 0.51 g/t gold in hole 82-04. Although sub-economic in grade, these very broad continuous intercepts indicate the potential for a large nearby gold-bearing hydrothermal system.

"Amarc's comprehensive 2010 surface program at Newton is defining exciting new potential for a bulk tonnage gold resource in south-central BC," confirmed Amarc Chairman Robert A. Dickinson. "We are tremendously encouraged by the initial results received from our ongoing programs, especially as we believe this property may represent a new gold deposit type in BC. We have a drill tender process underway right now and, once surface exploration activities have been completed, data synthesized and drill targets refined, we will commence drilling."

Previous work at Newton has shown that the most intensively developed mineralization is associated with disseminated sulphides that appear to be preferentially localized by pervasively altered volcaniclastic and epiclastic rock units. These preferred host rocks have a high permeability and an anticipated wide areal distribution - features that are representative of a permissive environment for the development of a bulk tonnage-style mineralized system.

"Our geological team believes the extensive new target area being defined by the IP survey has compelling potential," Dickinson said. "Additionally, detailed surface mapping in the immediate area of Newton Hill has delineated a wider geographic distribution of favorable host rocks than was previously recognized. All of these conditions indicate increased potential for the Newton project to host a significant bulk tonnage gold resource."

Amarc has the right to acquire an 80% interest in the Newton property from New High Ridge Resources Inc. by incurring $5 million in expenditures within seven years. The property is located approximately 110 kilometres southwest of the City of Williams Lake within the Chilcotin region of south-central BC.

Newton is situated 40 kilometres north of the permitting-stage Prosperity copper-gold project, which hosts 831 million tonnes of proven and probable reserves grading 0.41 g/t gold and 0.23 % copper, containing 3.6 billion pounds copper and 7.7 million ounces gold at a C$5.50 NSR/t cut-off (Taseko Mines Limited).

Amarc is also making good progress with extensive geophysical, geological and geochemical surveys underway on the approximately 1,700-square kilometre, adjacent property which is part of its Plateau Gold-Copper Belt. The Company expects to provide an update on preliminary results from this work shortly.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the exploration and quality assurance and quality control programs on behalf of Amarc and has reviewed the content of this release.

Amarc Resources Ltd. is a Vancouver-based exploration and development company affiliated with the Hunter Dickinson group, a private company associated with a series of successful mineral exploration and development projects in BC - including Golden Bear, Mt. Milligan, Kemess, Gibraltar and Prosperity.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD
Ronald W. Thiessen
President & CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts that address exploration drilling, exploitation activities and other related events or developments are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward looking statements.  Factors that could cause actual results to differ materially from those in forward-looking statements  include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, changes in government policies regarding mining and natural resource  exploration and exploitation, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.